

June 21, 2012

<u>Via E-mail</u>
Mr. Gene Donnelly
Chief Financial Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

    RE: **Apollo Global Management, LLC**
            Form 10-K for the Year Ended December 31, 2011
            Filed March 9, 2012
            Form 10-Q for the Period Ended March 31, 2012
            Filed May 11, 2012
            Response dated May 30, 2012
            File No. 1-35107

Dear Mr. Donnelly:

      We have reviewed your response letter dated May 30, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Statements of Comprehensive (Loss) Income, page 164

1. You indicate that your comprehensive loss (income) attributable to non-controlling interests was $1,032,502 and ($446,467) for the years ended December 31, 2011 and 2010. It appears that these amounts do not include the net income allocated to appropriated partners' capital for the corresponding periods as reflected in your Consolidated Statement of Changes in Shareholders' Equity on page 166. Given that the VIE's note holders, not Apollo, will ultimately receive the benefits or absorb the losses associated with the VIE's assets and liabilities, please tell us how

you determined that the net income allocated to appropriated partners' capital should not be included in comprehensive loss (income) attributable to non-controlling interests for the years ended December 31, 2011 and 2010. In this regard, we note that the net income allocated to your appropriated partners' capital is included in the determination of the net loss (income) attributable to non-controlling interests on your statements of operations for the years ended December 31, 2011 and 2010. Please cite the accounting literature used to support your conclusion.

Statements of Changes in Stockholders' Equity, page 165

2. The net (loss) income amounts reported under the Non-Controlling Interests in Consolidated Entities column and Non-Controlling Interest in Apollo Operating Group column for the years ended December 31, 2011 and 2010 do not total to the Net loss (income) attributable to Non-Controlling Interests reported on your Statements of Operations. It appears that the amounts currently presented for net income under the Appropriated Partners' Capital column should be reflected under the Non-Controlling Interests in Consolidated Entities column. Reclassification adjustments should then be made from the non-controlling interest column to the appropriated partners' capital. Please advise or revise as necessary.

Item 11. Executive Compensation, page 262

Carried Interest, page 263

3. We note your responses in the second and third bullets in comment six in our letter dated May 15, 2012. Please provide similar disclosure, if applicable, in your future filings.

4. We note your response to the last bullet in comment six in our letter dated May 15, 2012. In future filings, please provide a cross-reference to the management fee waiver discussion.

Summary Compensation Table, page 265

5. We note your response to comment seven in our letter dated May 15, 2012. It remains unclear to us what amounts of carried interest are shown as "All Other Compensation" in your summary compensation table. Disclosure on page 264 suggests that only accrued compensation expense, and not actual distributions paid are shown in footnote 4 with respect to the dedicated plan. However, footnote 4 states that there is both accrued and realized compensation expense associated with the dedicated carried interest plan, and that both are shown in footnote 4. Further, while disclosure on page 264 states that amounts of actual distributions paid from the incentive pool are included in "all other compensation," footnote 4 does not refer to the incentive pool at all. Please clarify, and provide us with sample revised disclosures using 2011 information in your response.

6. We note your response to comment eight in our letter dated May 15, 2012. In future filings, please disclose the actual distributions paid from the incentive pool program in the Bonus

column of the table, or otherwise advise us as to why you believe the payments from the incentive pool should be disclosed in the "All Other Compensation" column.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Pamela Long, Assistant Director at (202) 551-3760, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief